EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this "Agreement"), entered into the 4th day of June, 2019, between Vivos Inc Board of Directors (herein called the "Company"), and Dr. Michael K. Korenko, (herein called the "Employee").

WHEREAS, the Company is engaged in the business of providing isotope-based cancer treatment to humans and animals. The Employee represents that he is experienced in various phases of the Company's business. As such, the Company desires to engage the Employee and the Employee desires to accept employment with the Company. This Agreement shall establish in writing the terms and conditions of that employment.

NOW THEREFORE, in consideration of the mutual promises set forth in this Agreement, and intending to be legally bound, the parties agree as follows:

Section 1. Agreement for Employment. Subject to this Agreement's terms and conditions, the Company engages the Employee, and the Employee accepts employment as an Executive, entitled President and Chief Executive Officer of the Company.

Section 2. Term. The employment term under this Agreement shall commence with an effective date of June 11, 2019 and shall expire on December 31, 2020 and December 31 of subsequent years if this Agreement is extended, unless terminated earlier as set forth in this Agreement. No later than September 30, 2020, the Board shall notify the Employee as to whether the Board intends to extend the contract term. Such extensions shall be for a term of one year and require the written consent of the parties under the same terms and conditions as shall be in effect on the last previous termination date or adjusted based upon new terms and conditions agreed to by both parties. This Agreement is for the services of Michael K. Korenko, and in the event of his death or physical incapacity, the Agreement and all payments under this Agreement shall terminate on the date of the death or disability, with the exceptions of that allowed in Section 11. The Employee shall be entitled to any bonus earned that will be pro-rated to the termination date and paid on the regular date for bonus payments and the granted options would vest on the date of death or declaration of physical incapacity.

Section 3. Termination for Cause. The Company shall have the right to terminate employment at any time for "cause" following written notice stating with specificity the reason for the termination ("breach") and (ii) if such breach is susceptible of cure or remedy, a period of fifteen (15) days from and after the giving of such notice shall have elapsed without the Employee having effectively cured or remedied such breach during such 15-day period, unless such breach cannot be cured or remedied within fifteen (15) days, in which case the period for remedy or cure shall be extended for a reasonable time (not to exceed an additional thirty (30) days) provided the Employee has made and continues to make a diligent effort to effect such remedy or cure. The term cause shall mean:

(a) Conduct on the Employee's part likely to injure the Company's business or reputation;

(b) The Employee's perpetration of a crime involving dishonesty or moral turpitude, whether relating to employment or otherwise;

(c) Intentional dishonesty of a material nature that relates to the performance of the Employee's duties under this Agreement;

(d) Repeated failure by the Employee to perform duties and obligations as assigned and as set forth in this Agreement, (but not encompassing illness, physical, or mental incapacity), or the willful and deliberate breach by Employee of his duty of care and loyalty to the Company.

Section 4. Company's Option to Terminate for Convenience. The Company may terminate the Employee's employment, at any time, without cause. In the event of such termination of employment, with the exception of Paragraphs 10 and 11 of this Agreement, there will be no restrictions or conditions upon the Employee's employment in the event of termination by Company. Further, the Company will pay monthly to the Employee his base salary (no bonus, merit increase or incentive compensation) for a period of six months. In the event of the Employee's death after the termination for convenience, the payments will be paid monthly to the beneficiary named on the Employee's estate. All options will be vested on the date of termination and have access to cashless transfer. All past due compensation at an annual rate of $180,000 will be paid within three weeks of the date of termination.

Section 5. Duties. The Employees shall report generally to the Company's Board of Directors and shall at all times remain subject to Company's direction and control. Except as otherwise agreed, employment by the Company shall be deemed to be "full time." The Employee shall not engage in any other business activity for remuneration or compensation without the Company's prior written consent. Community service with the Hanford Advisory Board is permissible if it does not interfere with the responsibilities of the position.

Section 6. Base Compensation. The Company shall pay to the Employee as base compensation; a salary payable at monthly intervals. Effective with this Agreement, the employee agrees to an annual salary of $180,000. The Employee shall receive an annual compensation of $120,000 with the remainder of the Employee's salary deferred until the Company's cash balance exceeds $1,000,000.

Section 7. Liability Protection. The Company will ensure that there is professional legal service provided to protect the Employee from any lawsuits. The Company will ensure that the Employee is not held accountable for past financial liabilities or other historical issues. In the unlikely event that the company loses a lawsuit the Employee's liability will be paid for by the Company.

Section 8. Bonus Program.

The Employee shall receive a stock option grant issued under the Company's 2015 Omnibus Securities and Incentive Plan in an amount equal to 21 million options under the terms of the Plan ten days after the anticipated 1:8 reverse split, 50% of such options to be vested in equal amounts at the end of each of the four successive calendar quarters following the date of grant, 25% of which shall vest upon the Company closing a financing of $1 million or more and 25% of which shall vest upon the first commercial sale of IsoPet®; with all vesting to accelerate and all unvested options to be vested upon a Change of Control as that term is defined in the Plan or if the employee is terminated for convenience or asked to assume another position in the company other than CEO. Further, it is understood that the option term shall be seven (7) years and that the exercise price of such option shall be equal to the current fair market value of the common stock of $.003 and shall otherwise meet the requirements of a non-qualified stock option under the 2015 Plan.

Section 9. Scope of Restrictions. The Employee expressly covenants and agrees that while employed and during the one year immediately following the effective date of any

employment termination, whether voluntary or involuntary, the Employee shall observe and be subject to the following restrictions:

(a) The Employee will not in any way, directly or indirectly, on the Employee's own behalf or on behalf of or in conjunction with any person, partnership, firm or corporation solicit, entice, hire, employ, or endeavor to employ any of the Company's Employees.

(b) The Employee will not divulge to others or use for the Employee's own benefit at any time any confidential, proprietary, company private, or other protected information obtained during the Employee's employment relating to the Company's business and operations or those of its Member Companies, affiliates or subsidiaries involving strategy, customer lists, lists of prospective customers, employee lists, number and location of sales representatives, new proposed, or existing programs and services, prices and terms, intellectual property and any other confidential or proprietary information as may exist or be developed from time to time.

Section 10. Remedy for Breach. The Employee acknowledges that a violation of any of the provisions of Section 10 of this Agreement will cause irreparable damage to the Company, its successors and assigns. The Employee consents that any violation shall entitle the Company or its successors and assigns, in addition to any other rights or remedies it, or they, may have, to an immediate injunction restraining such violation.

Section 11. Death

In the event of death of the Employee any earned wages and the automatically vested stock options will be included as part of the Employee's estate. The beneficiaries of the estate will have the rights to trade the options as the Employee, including cashless transfer.

Section 12. Notices. All notices, requests, demands, and other communications that are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

(a) To the Company:
Carlton M. Cadwell
Cadwell Laboratories, Inc.
909 North Kellogg Street
Kennewick, WA 99336

(a) To the Employee:
Michael K. Korenko
11316 West Court Street
Pasco, WA 99301

Section 13. Arbitration. Any dispute or disagreement arising out of this Agreement or a claimed breach, except that which involves a right to injunctive relief, shall be resolved by arbitration under the Voluntary Labor Arbitration Rules of the American Arbitration Association. The arbitrator's decisions shall be final and binding upon the parties.

Section 14. Governing Laws. This Agreement shall be construed and enforced in accordance with the laws of State of Delaware.

Section 15. Entire Agreement. This Agreement contains the entire agreement among the parties and there are no agreements, representations, or warranties that are not set forth. All prior negotiations, agreements, and understandings are superseded. This Agreement may not be amended or revised except by writing signed by all parties.

Section 16. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the heirs, legal representatives, and successors of the respective parties, provided however, that this Agreement and all its rights may not be assigned by any party except by or with the written consent of the other parties.

Section 17. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when bearing original signatures, shall be deemed to be a duplicate original.

IN WITNESS WHEREOF, this Agreement has been executed effective the date stated on the first page.

COMPANY:

Vivos Inc

DocuSigned by:
Carl Cadwell
BY:______________________________
8D8A5B8BD83C450...

Carlton M. Cadwell
Chairman of Vivos Inc Board of Directors
Chairman of the Compensation Committee

EMPLOYEE:

DocuSigned by:
Michael Korenko
____
459A76430FF049C...

Michael K. Korenko